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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Empire Asset Management Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 Broadway 12th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg Zeoli	212-417-8247	gzeoli@empiream.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue	Maitalnd	Fl	32751
(Address)	(City)	(State)	(Zip Code)

	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Zeoli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Empire Asset Management Compnay, LLC, as of 3/18, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN M. BANJANY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6299082
Qualified in New York County
Commission Expires March 17, 2026

Lauren M. Banjany
Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC FILING

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2024

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Empire Asset Management Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empire Asset Management Company, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Empire Asset Management Company, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Empire Asset Management Company, LLC's management. Our responsibility is to express an opinion on Empire Asset Management Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empire Asset Management Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Empire Asset Management Company, LLC's auditor since 2023.

Maitland, Florida

March 18, 2025

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets	
Current assets:	
Cash and cash equivalents	$ 339,591
Investment – marketable securities at FMV	656,407
Receivables from and deposits with broker – dealers and clearing organizations	2,066,817
Advisory fees receivable	940,041
Other receivables	32,849
Prepaid expenses and other assets	95,352
Total current assets	4,131,057
Furniture, fixtures and equipment (net of accumulated depreciation)	15,838
Other assets:	
Pension asset	1,096,398
ROU Asset	551,283
Security deposits	55,866
Total other assets	1,703,547
Total assets	$5,850,442
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 793,989
Lease liability	307,792
Pension payable	72,430
Commissions payable	889,413
Total current liabilities	2,063,624
Long term liabilities :	
Long term lease liabilty	282,143
Total liabilities	2,345,767
Members' equity	3,504,675
Total liabilities and members' equity	$ 5,850,442

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 1 – BUSINESS DESCRIPTION

Empire Asset Management Company LLC ("The Company", we, us) was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

FURNITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FURNITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

INVESTMENTS

Investments in marketable securities with readily determinable fair values and debt securities are reported at their fair value and have been valued at net asset values (NAV) have been reviewed by management in the statement of financial condition. Gains and losses are recorded on a monthly basis.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal. As of December 31, 2024, the company had $139,591 in excess of the FDIC limit.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through March 17, 2025, which is the date the financial statements were available to be issued. During this period there were no material subsequent events that would require disclosure.

NOTE 3 – RECEIVABLES FROM AND DEPOSITS WITH BROKER-DEALERS AND CLEARING ORGANIZATIONS

Credit Losses

The company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The company had accounts receivable as of December 31, 2023, and 2024 of $17,272 and $17,849 respectively.

Amounts receivable from broker-dealers and clearing organizations at December 31, 2024 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a deposit of $150,000 with the clearing broker which is included in "receivables from and deposits with broker-dealers and clearing organizations" in the accompanying statement of financial condition at December 31, 2024.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty, and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 4: REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from brokerage, insurance, investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events)

NOTE 5 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2024, investments consist of the following:

	2024
Debt securities	$656,407

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2024, the Company's investments are classified as follows based on fair values:

Category	2024 Fair Value
Level 1	$656,407
Level 2	$0
Level 3	-
	$ 656,407

There were no transfers between levels 1,2 and 3 for year-end December 31, 2024.

NOTE 6 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$330,184
Office equipment	12,880
Leasehold improvements	80,829
Total:	539,813
Less: Accumulated depreciation	523,975
Net furniture, fixtures and equipment	$15,838

Depreciation expense for the year ended December 31, 2024, was $15,838.

NOTE 7 - LEASES

The Company is party to contracts where it leases property from others. As a lessee, the Company primarily lease office space. Operating lease right of use assets and lease liabilities as of December 31, 2024 were $551,283 and $589,935 respectively, and were included on the statement of financial condition. The weighted average term of these leases was 1.92 years and the weighted average discount rate used to measure lease liabilities was 4.75%. The total operating lease expenses for the year ended December 31, 2024 was $422,618 which included $50,594 of variable cost expensed as incurred.

NOTE 8 – LEASES - CONTINUED

Future minimum lease payments, as of December 31, 2024, are as follows:

Date	Amount
2025	$374,520
2026	$343,310
Thereafter	$0
Total undiscounted future lease payments	$717,830
Less: Imputed interest	-$127,895
Total reported lease liability	$589,935

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Legal Matters:

The Company is involved in a legal claim for breach of contract which we are defending vigorously. Management is unable to estimate the potential outcome therefore no liability has been recorded.

NOTE 10 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 11 – PENSION PLAN

Cash Balance Defined benefit plan - The Company has a qualified defined benefit pension plan for all qualified employees. Benefits under this plan are based on years of service and compensation.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 11 – PENSION PLAN - continued

The following table sets forth the changes in benefit obligation, change in plan assets and the unfunded status of the plan as of December 31, 2024 (the measurement dates):

	Retirement Plan
Changes in benefit obligation	
Benefit obligation at January 1	$1,175,480
Service cost	295,209
Interest cost	58,774
Actuarial (gain)/loss	(9,689)
Benefit and fee payments	(0)
Benefit obligation at December 31	$ 1,519,774
Change in plan assets	
Fair value of plan assets at January 1	$ 2,079,399
Actual return on plan assets	266,773
Employer contributions	270,000
Benefit and fee payments	(0)
Fair value of plan assets at December 31	$2,616,172
Accrued benefit cost recognized in the Statements of financial position	$903,919

The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the retirement plan are as follows:

	December 31, 2024
Projected benefit obligation	$ 1,519,774
Accumulated benefit obligation	$ 1,519,774
Fair value of plan assets	$ 2,616,172

Funding policy – The Company's funding policy is to contribute annually an amount that meets or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA), using assumptions different from those used for financial reporting.

Assumptions used in developing the plans' unfunded status at December 31, 2024:

	Retirement Plan
Discount rate	5.0%
Rate of compensation increase	0%

NOTE 11 – PENSION PLAN - continued

Description of Investment Policies and Strategies

The overall objective of the retirement plan is to produce an asset allocation that will generate 5.75% total return annually to meet expense and income needs to provide for sufficient annual asset growth.

PLAN ASSET CATEGORY	Total	Markets Level (1)	Active Observable Inputs Level (2)	Unobservable Level (3)
Money Markets:	$320,855	$320,855		
Equity:	$1,994,195	$1,994,195		
Fixed Income:	$0	$0		
Alternative Investments:	$301,121		$301,121	
	$2,616,171	$2,315,050	$301,121	$0

Funds for the retirement plan are invested in equity and debt securities and are rebalanced when needed to remain at the target levels set above.

Performance is reviewed monthly based on performance results and benchmarks are compiled and reviewed by the Company.

Cash Flows

The Company does not expect to pay retirement benefits in the next 10 years.

	Retirement Plan
2025	$ 0
2026	0
2027	0
2028	0
2029	0
2030-2034	0

The following table provides the components of the net periodic benefit cost for the plan for the years ended December 31, 2024:

Service cost	$ 295,209
Interest cost on projected benefit obligation	58,774
Expected return on plan assets	(127,871)
Amortization of (gain)/loss	-0-
Net periodic pension cost (income)	$ 226,112

-

NOTE 11 – PENSION PLAN - continued

Prior service costs are amortized over eight years for the retirement plan.

Assumptions used in developing the net periodic benefit cost at December 31, 2024 were:

Discount rate	5.00%
Rate of compensation increase	0.00%
Expected long-term rate of return on plan assets	5.75%

Basis Used to Determine the Expected Long-Term Rate on Assets

The 5.75% asset return assumption was chosen to reflect anticipated long-term investment return.

NOTE 12 – INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the internal revenue Code. Under those provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares. The Company is liable for New York state income taxes on its net taxable income.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2024 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at December 31, 2024.

The provision for income taxes consists of the following in 2024:

New York City Corporation Tax	$ 75
Pass Through Entity Tax	23,000
New York State Corporation Tax	3,729
Total	$26,804

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 13– OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.